UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

JGWPT HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

46617M 109
(CUSIP Number)

JLL JGW Distribution, LLC 450 Lexington Avenue, 31st Floor New York, New York 10017 Attention: Paul S. Levy (212) 286-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Daniels, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

November 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL JGW Distribution, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons JGW Holdco, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons JGW Holdings, Inc.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Fund V AIF I, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Fund V AIF II, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Associates V, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Associates G.P. V, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,500,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,500,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 15.4%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

On November 14, 2014, JGWPT Holdings Inc., a Delaware corporation (the “Issuer”), completed its initial public offering (the “Initial Public Offering”) of 9,750,000 shares of its Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”). The Issuer used the net proceeds of the Initial Public Offering to purchase common membership interests (“Common Interests”) in JGWPT Holdings, LLC, a Delaware limited liability company (“JGWPT Holdings, LLC”) of which the Issuer is the managing member. JGWPT Holdings, LLC is the sole member of J.G. Wentworth, LLC, a Delaware limited liability company (“J.G. Wentworth, LLC”), which is the holding company for the operating subsidiaries of the businesses of the Issuer. Upon completion of the Initial Public Offering, the Issuer acquired 9,750,000 Common Interests, representing an approximately 34.7% economic interest in JGWPT Holdings, LLC.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 201 King of Prussia Road, Suite 501, Radnor, Pennsylvania 19087-5148.

Item 2. Identity and Background

This Schedule 13D is filed jointly by JLL JGW Distribution, LLC, a Delaware limited liability company (“JLL JGW Distribution”); JGW Holdco, LLC, a Delaware limited liability company (“JGW Holdco, LLC”) and a subsidiary of JLL JGW Distribution, the managing member of which is J.G. Wentworth, Inc., a Delaware corporation controlled by JLL JGW Distribution; JGW Holdings, Inc., a Delaware corporation (“JGW Holdings, Inc.”) and a member of JLL JGW Distribution; JLL Fund V AIF I, L.P., a Delaware limited partnership (“AIF I”) and a member of JLL JGW Distribution; JLL Fund V AIF II, L.P., a Delaware limited partnership (“AIF II”) and the sole stockholder of JGW Holdings, Inc.; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates IV”) and the general partner of AIF I and AIF II, JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P.”) and the general partner of JLL Associates V, and Paul S. Levy, the Special Manager of JLL JGW Distribution, the sole officer and director of JGW Holdings, Inc., and the sole member of JLL Associates G.P. (each, a “Reporting Person” and, collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. The principal business address of each of the Reporting Persons is 450 Lexington Avenue, 31st Floor, New York, New York 10017.

The principal business of each of JLL JGW Distribution and JGW Holdco, LLC is to invest, directly or indirectly, in J.G. Wentworth, LLC. The principal business of each of JGW Holdings, Inc. and AIF I is to serve as a member of JLL JGW Distribution. The principal business of AIF II is to serve as the sole stockholder of JGW Holdings, Inc. The principal business of JLL Associates V is to act as the general partner of AIF I and AIF II and to engage in such other activities as its general partner deems necessary and advisable. The principal business of JLL Associates G.P. is to act as the general partner of JLL Associates V and to engage in such other activities as its sole member deems necessary and advisable. The principal business of Mr. Levy is to act as the managing member of JLL Associates G.P. and to serve in similar capacities with its affiliates. Mr. Levy is a citizen of the United States of America.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 8, 2013, JLL JGW Distribution purchased an aggregate of 1,500,000 shares of Class A Common Stock (the “IPO Shares”) in the Initial Public Offering at a price of $13.125 per share, which is equivalent to the price of the Class A Common Stock sold in the Initial Public Offering, less the underwriting discount. The aggregate amount of funds JLL JGW Distribution used to acquire the IPO Shares was $19,687,500.00. JLL JGW Distribution obtained the funds used to acquire the IPO Shares from capital contributions from the partners of AIF I and AIF II. As of the date of this Schedule 13D, JLL JGW Distribution is the record owner of 1,500,000 shares of the Issuer’s Class A Common Stock.

Item 4. Purpose of Transaction

JLL JGW Distribution acquired the IPO Shares because it believes the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. JLL JGW Distribution holds, and the Reporting Persons (other than JGW Holdco, LLC) may be deemed to beneficially own, the Issuer’s Class A Common Stock as an investment. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Class A Common Stock and other securities of the Issuer; the Issuer’s financial position, operations, liquidity, assets, prospects, strategic direction and business, and other developments affecting the Issuer and its subsidiaries; the Issuer’s management and Board of Directors; conditions in the securities and financial markets, tax considerations, general market, economic, and industry conditions, other investment and business opportunities available to the Reporting Persons, and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional shares of Class A Common Stock or other securities of the Issuer or disposing of some or all of their shares of Class A Common Stock or other securities of the Issuer or engaging in discussions with the Issuer and its subsidiaries concerning future transactions with the Issuer and its subsidiaries, including, without limitation, extraordinary corporate transactions, and acquisitions or dispositions of shares of capital stock or other securities of the Issuer or any subsidiary thereof; (ii) changing their current intentions with respect to any or all matters referred to in this Schedule 13D; (iii) engaging in hedging, derivative, or similar transactions with respect to any securities of the Issuer; and (iv) causing any distribution in kind to their respective stockholders, partners, or members, as the case may be, of shares of Class A Common Stock or other securities owned by them. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof, or otherwise. The timing and amount of any such transactions will depend on market conditions, business conditions affecting the Issuer, and other factors.

As part of each of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Class A Common Stock or other securities of the Issuer, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from, or make proposals to various persons, including, without limitation, the Issuer’s management and Board of Directors, existing or potential strategic partners of the Issuer, other stockholders, industry analysts, and others concerning the Issuer and the Reporting Persons’ investment in the Class A Common Stock or other securities of the Issuer, including, without limitation, the business, operations, prospects, governance, management, strategy, and the future plans of the Company.

(a) Pursuant to the terms and provisions of the Amended and Restated Limited Liability Company Agreement, dated as of November 13, 2013, of JGWPT Holdings, LLC, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein (the “JGWPT Operating Agreement”), each Common Interest held by JLL JGW Distribution and JGW Holdco, LLC may be exchanged for (i) one share of Class A Common Stock or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of Class A Common Stock, at any time and from time to time after May 7, 2014, which is the expiration of the period of 180 days specified in the lock-up agreement entered into by the underwriters of the Initial Public Offering and each of JLL JGW Distribution and JGW Holdco, LLC, subject, in addition, to applicable rules and restrictions imposed by the Issuer. Except as described in this Schedule 13D, as of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan, or proposal to be appropriate.

(b) – (j) Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (b) through (j) of this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer1

(a) (i) JLL JGW Distribution is the direct record and beneficial owner of 1,500,000 shares of Class A Common Stock of the Issuer, which represents approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock. JLL JGW Distribution in addition is the direct record and beneficial owner of 945,151 Common Interests of JGWPT Holdings, LLC, which may be exchanged, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time after May 7, 2014.

(ii) JGW Holdco, LLC does not beneficially own any shares of Class A Common Stock as of the date of this Schedule 13D. However, JGW Holdco, LLC is the direct record and beneficial owner of 8,400,024 Common Interests of JGWPT Holdings, LLC, which may be exchanged, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time after May 7, 2014.

JLL JGW Distribution and JGW Holdco, LLC, in addition, each hold a number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer (“Class B Common Stock”) equal to the number of Common Interests held by them, respectively. As a result, JLL JGW Distribution and JGW Holdco, LLC together hold shares of Class B Common Stock representing 62.4% of the voting power and 0% of the economic interest of the Issuer. The IPO Shares represent an additional 5.3% economic and 1.0% voting interest in the Issuer.

(iii) By virtue of its position as a member of JLL JGW Distribution, JGW Holdings, Inc. may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

[1]	Calculation of beneficial ownership is based on 9,750,000 shares of the Issuer’s Class A Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s prospectus, dated November 8, 2013, that was filed with the United States Securities and Exchange Commission on November 13, 2013, and includes the 1,500,000 shares of Class A Common Stock purchased by JLL JGW Distribution in the Initial Public Offering.

(iv) By virtue of its position as a member of JLL JGW Distribution, AIF I may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(v) By virtue of its position as the sole stockholder of JGW Holdings, Inc., AIF II may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(vi) By virtue of its position as the general partner of AIF I and AIF II, JLL Associates V may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(vii) By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(viii) By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JLL JGW Distribution, which, as of the date of this Schedule 13D, consist of 1,500,000 shares of Class A Common Stock, representing approximately 15.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(b) Each of the Reporting Persons, other than JGW Holdco, LLC, shares with JLL JGW Distribution the power to vote or direct the vote of and to dispose or direct the disposition of the shares of the Issuer’s Class A Common Stock beneficially owned by them. Each of the Reporting Persons other than JLL JGW Distribution disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JLL JGW Distribution. Mr. Levy disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c) The response to Item 3 is incorporated by reference herein.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the JGWPT Operating Agreement, the Issuer serves as the managing member of JGWPT Holdings, LLC. Under the terms of the JGWPT Operating Agreement, at any time the Issuer issues a share of Class A Common Stock for cash, the net proceeds received by the Issuer will be transferred to JGWPT Holdings, LLC, and JGWPT Holdings, LLC will issue to the Issuer one of its Common Interests. Conversely, if the Issuer redeems or repurchases any of shares if Class A Common Stock, JGWPT Holdings, LLC will, immediately prior to such redemption or repurchase, redeem or repurchase an equal number of Common Interests held by the Issuer, upon the same terms and for the same price, as the shares of Class A Common Stock are redeemed or repurchased.

In addition, as referenced in Item 4, subject to the terms and conditions of the JGWPT Operating Agreement, each holder of Common Interests (other than PGHI Corp.) is entitled to exchange Common Interests, together with a corresponding number of shares of Class B Common Stock, for (i) an equal number of shares of Class A Common Stock, or, (ii) at the Issuer’s option cash equal to the fair value of the shares of Class A Common Stock issuable upon exchange. The shares of Class B Common Stock surrendered by the exchanging holder of Common Interests will be redeemed for their $0.00001 value per share and cancelled, and the exchanging holder’s surrendered Common Interests will be cancelled by JGWPT Holdings, LLC.

On November 14, 2013, JLL JGW Distribution and JGW Holdco, LLC entered into a Voting Agreement with PGHI Corp. and certain other stockholders of the Issuer. A copy of the Voting Agreement is attached as Exhibit 3 and incorporated by reference herein. Pursuant to the Voting Agreement, the parties have agreed to vote all of their shares of Class A Common Stock (if any) and Class B Common Stock (if any) in favor of the election to the Issuer’s board of directors of the Issuer’s Chief Executive Officer, four designees of JLL JGW Distribution and JGW Holdco, LLC, and one designee of PGHI Corp. Under the terms of the Voting Agreement, the parties will no longer be obligated to vote in favor of the election of the designee of PGHI Corp. (or its assignee) if PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate fewer than 436,104 Common Interests.

On November 14, 2013, JLL JGW Distribution and JGW Holdco, LLC entered into a Voting Trust Agreement with the Issuer and certain other stockholders of the Issuer. A copy of the Voting Trust Agreement is attached as Exhibit 4 and incorporated by reference herein. Pursuant to the Voting Trust Agreement, employees of the Issuer have deposited their shares of Class B Common Stock into a voting trust and appointed JLL JGW Distribution, JGW Holdco, LLC, David Miller, the Chairman and Chief Executive Officer of the Issuer, and Randi Sellari, the President and Chief Operating Officer of the Issuer, as trustees. Pursuant to the Voting Trust Agreement, all shares of Class B Common Stock subject to the voting trust will be voted proportionately with the shares of Class A Common Stock (if any) and shares of Class B Common Stock (if any) held by JLL JGW Distribution and JGW Holdco, LLC directly or indirectly.

On November 14, 2013, JLL JGW Distribution and JGW Holdco, LLC entered into a Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer. A copy of the Registration Rights Agreement is attached as Exhibit 5 and incorporated by reference herein. Pursuant to the Registration Rights Agreement, the Issuer is required to register the exchange under United States federal securities laws of the Common Interests held by them for shares of Class A Common Stock. The Issuer has agreed, at its expense, upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of the Initial Public Offering and each holder of Common Interests (other than holders of a de minimis number of Common Interests) to use its reasonable best efforts to file with the United States Securities and Exchange Commission a shelf registration statement providing for the exchange of the Common Interests for shares of Class A Common Stock and the resale of such shares of Class A Common Stock at any time and from time to time thereafter and to cause and maintain the effectiveness of such shelf registration statement until such time as all Common Interests covered by such shelf registration statement have been exchanged. Further, JLL JGW Distribution, JGW Holdco, LLC, and other significant holders of Common Interests will be entitled to cause the Issuer, at its expense, to register the resale of the shares of Class A Common Stock they receive upon exchange of their Common Interests or upon conversion of their shares of Class C Common Stock, par value, $0.00001 per share, or upon exercise of warrants for shares of Class A Common Stock.

All holders of Common Interests that are parties to the Registration Rights Agreement (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings the Issuer engages in for the Issuer’s account or for the account of others to whom the Issuer has granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by the Issuer, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. The Issuer’s registration obligations are subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered, and the duration of these rights.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JLL JGW DISTRIBUTION, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JGW HOLDCO, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JGW HOLDINGS, INC.
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JLL FUND V AIF I, L.P.

By:	JLL ASSOCIATES V, L.P.
Its: General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.
Its: General Partner

By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JLL FUND V AIF II, L.P.

By:	JLL ASSOCIATES V, L.P.
Its: General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.
Its: General Partner

By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

JLL ASSOCIATES G.P. V, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

/s/ Paul S. Levy
Paul S. Levy

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Amended and Restated Limited Liability Company Agreement, dated as of November 13, 2013, of JGWPT Holdings, LLC.

Exhibit 3	Voting Agreement, dated as of November 14, 2013, by and among JLL JGW Distribution, LLC, JGW Holdco, LLC, PGHI Corp., and the other stockholders named therein.

Exhibit 4	Voting Trust Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., the trustees named therein, and the stockholders named therein.

Exhibit 5	Registration Rights Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., JLL JGW Distribution, LLC, JGW Holdco, LLC, and the stockholders named therein.